

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

John Hilburn Davis IV
Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

> **Re: Digital Brands Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 4, 2024**
> **File No. 333-279934**

Dear John Hilburn Davis IV:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Craig D. Linder